                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

          Form 20-F [X] Form 40-F

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

          Yes [ ] No [X]

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

          Yes [ ] No [X]

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

          Yes [ ] No [X]

          (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      )
                                                 ------

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release dated June 4, 2004 relating to lawsuit filed by TSMC in the State of California.

Exhibit 99.2: Press release dated June 8, 2004 relating to new 0.35 micron EEPROM-based Contactless Smart Card Technology.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Semiconductor Manufacturing
                                 International Corporation


                                 By: /s/ Richard R. Chang
                                     -------------------------------------------
                                     Name: Richard R. Chang
                                     Title: Chairman of the Board, President and
                                            Chief Executive Officer

Date: June 9, 2004

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                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------
Exhibit 99.1:   Press release dated June 4, 2004 relating to lawsuit filed by
                TSMC in the State of California.

Exhibit 99.2: Press release dated June 8, 2004 relating to new 0.35 micron EEPROM-based Contactless Smart Card Technology.

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                     [Letterhead of Shearman & Sterling LLP]

(852) 2978-8082

                                  June 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

              Semiconductor Manufacturing International Corporation

Ladies and Gentlemen:

          On behalf of Semiconductor Manufacturing International Corporation, we are transmitting herewith for filing on EDGAR with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, a Form 6-K of Semiconductor Manufacturing International Corporation.

                                     Very truly yours,


                                     /s/ Alan D. Seem
                                     -------------------------------------------
                                     Name: Alan D. Seem

Encl.
cc: Mr. Richard R. Chang
    Semiconductor Manufacturing International Corporation

  Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

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                                                                    Exhibit 99.1

Press Release for Immediate Release                                 June 4, 2004

      TSMC Re-files Substantially Similar Claims in California State Court

(Shanghai, China, June 4, 2004) Taiwan Semiconductor Manufacturing Company Ltd. recently refiled a lawsuit against Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) in California state court based on claims of trade secret misappropriation. The claims and facts supporting these claims are substantially similar to those stated in the federal complaint which TSMC filed on December 19, 2003, and was subsequently dismissed on April 21, 2004. SMIC will vigorously defend itself from these so-called "new" claims in California state court.

SMIC emphasizes that it respects the intellectual property rights of others. SMIC has reputable technology partners and customers, and a strong and experienced technical team in house that has contributed to SMIC's success without the need to misappropriate any third party's trade secrets.

About SMIC

SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

SMIC Contact:
Sarina Huang
Public Relations Department
Tel: 86 21 5080 2000 EXT10356
Fax: 86 21 5080 2868

                                                                    Exhibit 99.2

Press Release for Immediate Release                               June 8th, 2004

SMIC's 0.35pm EEPROM enables smaller die size for higher performance contactless smart cards

(Shanghai, China, June 8th, 2004) - Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) today announced the successful development and immediate availability of 0.35pm EEPROM-based Contactless Smart Card technology. The uniqueness of the technology is that it offers up to 50% die size shrinkage for contactless smart cards.

Core to this new contactless process technology is the recently developed high voltage P-channel transistors and Metal-Insulator-Metal (MIM) capacitors resulting in die shrinkage and improved performance. The applications of the contact and contactless smart card technology include transportation cards, identification cards and bankcards.

Using SMIC's contactless smart card technology, several customers have already successfully incorporated this technology into their end products.

"This is a significant technology development due to the potential market size and the number of possible applications, particularly in China, "said Mr. Roger Lee, vice president of SMIC's Memory Technology Development Center. "Enhancing our customers' competitive edge remains our key focus and we are now developing 0.18pm EEPROM for their future needs," he added.

SMIC's Memory Technology Development Center has also been actively developing and implementing DRAMs, Flash, embedded Flash, advanced EEPROM-based smart card technology, high-voltage LCD drivers, LCOS micro display and CMOS image sensors.

About SMIC

SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

SMIC Contact:
Sarina Huang
Public Relations Department
Tel: 86 21 5080 2000 EXT10356
Fax: 86 21 5080 2868